As filed with the Securities and Exchange Commission on February 24, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NVIDIA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $.001 per share

(Title of Class of Securities)

67066G 10 4

(CUSIP Number of Class of Securities of Underlying Common Stock)

Jen-Hsun Huang

President and Chief Executive Officer

NVIDIA Corporation

2701 San Tomas Expressway

Santa Clara, California 95050

(408) 486-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David M. Shannon, Esq.	Eric C. Jensen, Esq.
2701 San Tomas Expressway	John T. McKenna, Esq.
Santa Clara, California 95050	Cooley Godward LLP
(408) 486-2000	Five Palo Alto Square
3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,893,861	$309.64

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 196,061 shares of common stock of NVIDIA Corporation having an aggregate value of $2,893,861 as of January 17, 2006 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of January 17, 2006.
**	$107.00 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities Exchange Act of 1934 by Fee Advisory #5 for Fiscal Year 2006, effective November 27, 2005. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on January 19, 2006.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.                    Filing Party:     Not applicable.

Form or Registration No.:  Not applicable.                     Date Filed:      Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

SCHEDULE TO

(AMENDMENT NO. 2)

This is a final amendment to the Schedule TO filed with the Securities and Exchange Commission on January 19, 2006, in connection with NVIDIA Corporation’s (the “Company”) offer to amend, at the election of the applicable option holder, certain options to purchase Company common stock granted under the NVIDIA Corporation 2000 Nonstatutory Equity Incentive Plan, as amended, that (a) were granted to former MediaQ, Inc. employees at a discount in 2003, (b) vest or vested after December 31, 2004, and (c) are still outstanding on the date the proposed tender offer expires, upon the terms and conditions set forth in the Offer to Amend Outstanding Discounted Options, dated January 19, 2006, as amended. This Amendment’s sole purpose is to report the results of the tender offer.

ITEM 4. TERMS OF THE TRANSACTION

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at midnight, Pacific Time, on Thursday, February 16, 2006. The Company accepted for amendment Eligible Options to purchase an aggregate of approximately 191,248 shares of common stock of the Company. This number represents approximately 98.0% of the total shares of common stock underlying Eligible Options outstanding as of February 16, 2006. We have already or will promptly send each Eligible Participant whose options have been accepted for amendment a notice of acceptance substantially in the form of Exhibit 99.(a)(1)(Q) hereto.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A) *	Offer to Amend Outstanding Discounted Options, dated January 19, 2006.

99.(a)(1)(B) *	Letter of Transmittal.

99.(a)(1)(C) *	Form of Election Form.

99.(a)(1)(D) *	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(E) *	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(F)	NVIDIA Corporation’s Annual Report on Form 10-K, for its fiscal year ended January 30, 2005, filed with the Securities and Exchange Commission on March 22, 2005, and incorporated herein by reference.

99.(a)(1)(G)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended October 30, 2005, filed with the Securities and Exchange Commission on November 23, 2005, and incorporated herein by reference.

99.(a)(1)(H) **	Memorandum from Jensen Huang to Employees regarding Section 409A – Discounted Stock Options.

99.(a)(1)(I) **	NVIDIA Response to Section 409A Compliance.

99.(a)(1)(J) **	Template Memorandum from Jensen Huang to Employees regarding Supplemental Stock Option Grant.

99.(a)(1)(K) **	Timeline of Section 409A Related Events.

99.(a)(1)(L) **	Frequently Asked Questions: Section 409A.

99.(a)(1)(M) **	Hypothetical Example: Tax Penalties and Withholdings of Section 409A Non-Compliance.

99.(a)(1)(N) **	Deloitte Touche Tohmatsu Presentation: Taxation of Deferred Compensation and Discounted Stock Options: IRC Section 409A dated December 14, 2005.

99.(a)(1)(O) **	NVIDIA Presentation: Response to Section 409A dated December 14, 2005.

99.(a)(1)(P) *** 99.(a)(1)(Q)	Amendment to the Offer to Amend Outstanding Discounted Options. Form of Notice of Acceptance.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)	NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended, filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended January 26, 2003, filed with the Securities and Exchange Commission on April 25, 2003 and incorporated herein by reference.

99.(d)(1)(B)**	Form of Discounted Stock Option Grant: Vesting and Exercise Detail.

99.(d)(1)(C)*	Form of Discounted Stock Option Grant: Vesting and Exercise Detail.

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on January 19, 2006, and incorporated herein by reference.
**	Previously filed with the Preliminary Communications on Schedule TO filed with the Securities and Exchange Commission on December 14, 2005, and incorporated herein by reference.
***	Previously filed with the Schedule TO/A filed with the Securities and Exchange Commission on February 8, 2006, and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2006

NVIDIA CORPORATION

By:	/s/ MARVIN D. BURKETT
Marvin D. Burkett
Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A) *	Offer to Amend Outstanding Discounted Options, dated January 19, 2006.

99.(a)(1)(B) *	Letter of Transmittal.

99.(a)(1)(C) *	Form of Election Form.

99.(a)(1)(D) *	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(E) *	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(F)	NVIDIA Corporation’s Annual Report on Form 10-K, for its fiscal year ended January 30, 2005, filed with the Securities and Exchange Commission on March 22, 2005, and incorporated herein by reference.

99.(a)(1)(G)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its fiscal quarter ended October 30, 2005, filed with the Securities and Exchange Commission on November 23, 2005, and incorporated herein by reference.

99.(a)(1)(H) **	Memorandum from Jensen Huang to Employees regarding Section 409A – Discounted Stock Options.

99.(a)(1)(I) **	NVIDIA Response to Section 409A Compliance.

99.(a)(1)(J) **	Template Memorandum from Jensen Huang to Employees regarding Supplemental Stock Option Grant.

99.(a)(1)(K) **	Timeline of Section 409A Related Events.

99.(a)(1)(L) **	Frequently Asked Questions: Section 409A.

99.(a)(1)(M) **	Hypothetical Example: Tax Penalties and Withholdings of Section 409A Non-Compliance.

99.(a)(1)(N) **	Deloitte Touche Tohmatsu Presentation: Taxation of Deferred Compensation and Discounted Stock Options: IRC Section 409A dated December 14, 2005.

99.(a)(1)(O) **	NVIDIA Presentation: Response to Section 409A dated December 14, 2005.

99.(a)(1)(P) *** 99.(a)(1)(Q)	Amendment to the Offer to Amend Outstanding Discounted Options. Form of Notice of Acceptance.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)	NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended, filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended January 26, 2003, filed with the Securities and Exchange Commission on April 25, 2003 and incorporated herein by reference.

99.(d)(1)(B) **	Form of Discounted Stock Option Grant: Vesting and Exercise Detail.

99.(d)(1)(C) *	Form of Discounted Stock Option Grant: Vesting and Exercise Detail.

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on January 19, 2006, and incorporated herein by reference.
**	Previously filed with the Preliminary Communications on Schedule TO filed with the Securities and Exchange Commission on December 14, 2005, and incorporated herein by reference.
***	Previously filed with the Schedule TO/A filed with the Securities and Exchange Commission on February 8, 2006, and incorporated herein by reference.